UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

01 June 2022

Shell plc (the ‘Company’) announces that on 01 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
01/06/2022	3,100,000	23.895	23.570	23.733	LSE
01/06/2022	450,000	23.890	23.605	23.734	Chi-X (CXE)
01/06/2022	450,000	23.890	23.610	23.734	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

RNS Report SHELL 2022 06 01 (https://ml-eu.globenewswire.com/Resource/Download/23b54929-5c21-404c-8fa4-45e33a0451a4)

Transaction in Own Shares

06 June 2022

Shell plc (the ‘Company’) announces that on 06 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
06/06/2022	3,100,000	24.235	23.740	24.073	LSE
06/06/2022	450,000	24.235	23.745	24.075	Chi-X (CXE)
06/06/2022	450,000	24.225	23.735	24.074	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 06 (https://ml-eu.globenewswire.com/Resource/Download/31e849e9-41b3-465f-a741-fc3f990e1a9a)

Transaction in Own Shares

07 June 2022

Shell plc (the ‘Company’) announces that on 07 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
07/06/2022	3,100,000	24.245	23.915	24.084	LSE
07/06/2022	450,000	24.245	23.925	24.083	Chi-X (CXE)
07/06/2022	450,000	24.245	23.915	24.083	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 07 (https://ml-eu.globenewswire.com/Resource/Download/270cc0cb-d48a-487f-a646-92a6a32cb1fd)

Transaction in Own Shares

08 June 2022

Shell plc (the ‘Company’) announces that on 08 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
08/06/2022	3,100,000	24.385	24.145	24.296	LSE
08/06/2022	450,000	24.385	24.155	24.291	Chi-X (CXE)
08/06/2022	450,000	24.385	24.155	24.290	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 08 (https://ml-eu.globenewswire.com/Resource/Download/7da8f088-f3a7-4953-b70a-ba46959d92fb)

Transaction in Own Shares

09 June 2022

Shell plc (the ‘Company’) announces that on 09 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
09/06/2022	3,100,000	24.585	24.005	24.306	LSE
09/06/2022	450,000	24.585	24.030	24.337	Chi-X (CXE)
09/06/2022	450,000	24.590	24.030	24.332	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 09 (https://ml-eu.globenewswire.com/Resource/Download/4f139d99-3d63-4687-9cf3-656c21d2d8b0)

Transaction in Own Shares

10 June 2022

Shell plc (the ‘Company’) announces that on 10 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
10/06/2022	3,100,000	23.910	23.245	23.500	LSE
10/06/2022	450,000	23.905	23.255	23.523	Chi-X (CXE)
10/06/2022	450,000	23.905	23.255	23.524	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 10 (https://ml-eu.globenewswire.com/Resource/Download/893e5ab5-ec16-443c-bc3a-ae8f7d39fe57)

Transaction in Own Shares

13 June 2022

Shell plc (the ‘Company’) announces that on 13 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
13/06/2022	3,100,000	23.250	22.595	22.812	LSE
13/06/2022	450,000	23.005	22.595	22.815	Chi-X (CXE)
13/06/2022	450,000	23.010	22.595	22.815	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 13 (https://ml-eu.globenewswire.com/Resource/Download/186202e3-22f0-4206-b75f-a70fba0746ad)

Transaction in Own Shares

14 June 2022

Shell plc (the ‘Company’) announces that on 14 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
14/06/2022	3,100,000	23.365	22.685	23.089	LSE
14/06/2022	450,000	23.360	22.690	23.073	Chi-X (CXE)
14/06/2022	450,000	23.360	22.675	23.071	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 14 (https://ml-eu.globenewswire.com/Resource/Download/5eb2c7df-5d00-4e19-b561-9cb1ebaa9fca)

Transaction in Own Shares

15 June 2022

Shell plc (the ‘Company’) announces that on 15 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
15/06/2022	3,100,000	23.035	22.520	22.827	LSE
15/06/2022	450,000	23.030	22.510	22.833	Chi-X (CXE)
15/06/2022	450,000	23.035	22.520	22.834	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 15 (https://ml-eu.globenewswire.com/Resource/Download/d2c8b767-4794-4aeb-94e3-b70d68ca63cc)

Transaction in Own Shares

16 June 2022

Shell plc (the ‘Company’) announces that on 16 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
16/06/2022	3,100,000	22.720	21.385	21.819	LSE
16/06/2022	450,000	22.705	21.400	21.849	Chi-X (CXE)
16/06/2022	450,000	22.720	21.400	21.852	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 16 (https://ml-eu.globenewswire.com/Resource/Download/ebed74b5-ff41-4260-857b-0bab89ecfd9e)

Transaction in Own Shares

17 June 2022

Shell plc (the ‘Company’) announces that on 17 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
17/06/2022	3,202,000	21.415	20.430	21.080	LSE
17/06/2022	594,000	21.405	20.465	21.115	Chi-X (CXE)
17/06/2022	482,000	21.405	20.470	21.120	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 17 (https://ml-eu.globenewswire.com/Resource/Download/5f8fd3d5-6bef-4a00-a3a7-c0e3e9defd9e)

Transaction in Own Shares

20 June 2022

Shell plc (the ‘Company’) announces that on 20 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
20/06/2022	3,445,111	21.290	20.465	21.041	LSE
20/06/2022	603,000	21.295	20.480	21.033	Chi-X (CXE)
20/06/2022	487,000	21.295	20.480	21.032	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 20 (https://ml-eu.globenewswire.com/Resource/Download/ea5107c4-1748-4928-bf43-2ef172489f17)

Transaction in Own Shares

21 June 2022

Shell plc (the ‘Company’) announces that on 21 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
21/06/2022	3,219,966	21.640	21.140	21.436	LSE
21/06/2022	617,000	21.635	21.135	21.428	Chi-X (CXE)
21/06/2022	493,000	21.635	21.145	21.428	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 21 (https://ml-eu.globenewswire.com/Resource/Download/08b74d13-6d2a-4b3b-85b7-750a02ec4146)

Transaction in Own Shares

22 June 2022

Shell plc (the ‘Company’) announces that on 22 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
22/06/2022	3,458,000	20.920	20.540	20.722	LSE
22/06/2022	623,000	20.910	20.550	20.721	Chi-X (CXE)
22/06/2022	492,000	20.910	20.555	20.721	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 22 (https://ml-eu.globenewswire.com/Resource/Download/71da50a9-8f04-4a87-a8e0-e741a6238065)

Transaction in Own Shares

23 June 2022

Shell plc (the ‘Company’) announces that on 23 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
23/06/2022	3,591,000	21.095	20.360	20.657	LSE
23/06/2022	634,000	21.095	20.385	20.681	Chi-X (CXE)
23/06/2022	493,000	21.085	20.385	20.683	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 23 (https://ml-eu.globenewswire.com/Resource/Download/af542d45-2564-4ca8-8767-c5604103408f)

Transaction in Own Shares

24 June 2022

Shell plc (the ‘Company’) announces that on 24 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
24/06/2022	3,609,000	20.910	20.040	20.530	LSE
24/06/2022	635,000	20.910	20.040	20.494	Chi-X (CXE)
24/06/2022	488,000	20.895	20.065	20.490	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 24 (https://ml-eu.globenewswire.com/Resource/Download/1c9ddb0c-4c75-4e9b-943e-a2d39e6ecda8)

Transaction in Own Shares

27 June 2022

Shell plc (the ‘Company’) announces that on 27 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
27/06/2022	3,000,408	21.320	20.780	21.148	LSE
27/06/2022	639,000	21.315	20.775	21.137	Chi-X (CXE)
27/06/2022	479,000	21.310	20.810	21.132	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment
RNS Report SHELL 2022 06 27 (https://ml-eu.globenewswire.com/Resource/Download/6f4a2c21-9b16-441c-b25c-56e00f932f73)

Transaction in Own Shares

28 June 2022

Shell plc (the ‘Company’) announces that on 28 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
28/06/2022	3,211,937	21.950	21.500	21.806	LSE
28/06/2022	637,000	21.970	21.505	21.817	Chi-X (CXE)
28/06/2022	275,505	21.840	21.505	21.717	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 28 (https://ml-eu.globenewswire.com/Resource/Download/1c89e78e-8162-4433-b486-2433b746991e)

Transaction in Own Shares

29 June 2022

Shell plc (the ‘Company’) announces that on 29 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
29/06/2022	1,176,333	22.010	21.785	21.894	LSE
29/06/2022	559,300	22.050	21.770	21.937	Chi-X (CXE)
29/06/2022	81,817	21.870	21.770	21.838	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 29 (https://ml-eu.globenewswire.com/Resource/Download/eba80a9f-6e69-42de-a1b6-0b3f34515fab)

Transaction in Own Shares

30 June 2022

Shell plc (the ‘Company’) announces that on 30 June 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
30/06/2022	1,894,000	21.755	21.145	21.476	LSE
30/06/2022	645,000	21.755	21.135	21.483	Chi-X (CXE)
30/06/2022	461,000	21.755	21.135	21.484	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment
RNS Report SHELL 2022 06 30 (https://ml-eu.globenewswire.com/Resource/Download/43101275-dd61-4f42-ad69-ec5563866150)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 5, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary